June 2, 2005


Mail Stop 4561

      VIA U.S. MAIL AND FAX (704) 366-5056

Marc E. Bercoon
Chief Financial Officer
RCG Companies Incorported
6836 Morrison Blvd., Suite 200
Charlotte, NC  28211-2668

Re:	RCG Companies Incorporated
	Form 10-K for the year ended June 30, 2004
	Form 10-K/A for the year ended June 30, 2004
	Form 10-Q for the quarter ended September 30, 2004
      Form 10-Q for the quarter ended December 31, 2004
      Form 10-Q for the quarter ended March 30, 2004
      File No. 001-8662

Dear Mr. Bercoon:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.



						Sincerely,



Linda VanDoorn
Senior Assistant Chief Accountant



RCG Companies Incorporated
May 26, 2005


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